82-34631
FILE 82-5247
RECEIVED
JAN 31 2006
WASH. D.C. 152 SECTION
06010574

JCDecaux

Bicycles in Paris : JCDecaux will participate in the planned tender

SUPPL

Out of Home Media

Paris, January 26, 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, notes the decision by the Paris City Authorities to consider the launch of a study into the benefits of introducing a self-service bicycle hire scheme and the operation of information and advertising street furniture at their next Council meeting. In this case JCDecaux, as the pioneer and world leader in the provision of self-service bicycle hire schemes, will be well placed to participate in the tender process planned by the City of Paris.

The self-service bicycle hire schemes introduced by JCDecaux in Vienna (Austria), Cordoba and Gijon (Spain), as well as in Lyon (France), have enjoyed great popularity with the public as well as responding to the City Councils' desire to counter the problems of pollution, noise and congestion. In recognition of this, JCDecaux was awarded the 2005 Bicycle Trophy by the 16th Congrès des villes cyclables (Congress of international towns promoting the use of bicycles) and of the magazine Usine Nouvelle "Engineers of the Year" Award is the direct result of the success story of Vélo'V® in Lyon. The City of Lyon was also distinguished by the magazine "Ville et Transport" for the best innovation in "eco-friendly transport".

The approval of the Paris City Authorities' proposal would result in the early termination of the current contract between SOMUPI, 67% owned by JCDecaux and 33% by MRE (Publicis Group), and the City of Paris for the operation of 2m² and 8m² (MUPI and Senior) information panels, and which is due to expire on 31/12/2010. This early termination would take place on a date to be determined under the usual compensatory conditions applicable to this kind of government contract.

JCDecaux is fully supportive of this proposal to make a large number of bicycles available to the public as quickly as possible. Based on its successes in this area JCDecaux is confident that Paris would benefit from such a scheme and that by adopting this mode of ecological transport, it will serve as an example to other large cities areas in France and abroad.

PROCESSED
FEB 06 2006
THOMSON FINANCIAL

Key Information on the Group

- *2004 revenues: €1,627.3 million; revenues for the first 9 months of the year: €1,227.6m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (317,000 advertising panels)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (300,000 advertising panels)*
- *N°1 in Europe for billboards (199,000 advertising panels)*
- *816,000 advertising panels in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,093 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

General Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr